Jeffrey H. Kuras Office: 313.465.7446 Mobile: 313.550.4250 jkuras@honigman.com

March 2, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Attention: Dillon Hagius, Joe McCann

Re:	NeuroBo Pharmaceuticals, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed February 2, 2021

File No. 001-37809

Dear Mr. Hagius:

This letter is submitted on behalf of NeuroBo Pharmaceuticals, Inc. (the “Company,” “we”, “us”, or “our”) to respond to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) raised in your letter dated February 17, 2021 with respect to the Company’s preliminary proxy statement filed with the Commission on February 2, 2021 (the “Proxy Statement”) pursuant to Section 14(a) of the Securities Exchange Act of 1934. The Company is concurrently filing Amendment No. 1 to the Proxy Statement, which includes changes that reflect responses to the Staff’s comments.

For convenience of reference, we have set forth the Staff’s comment below, followed by our response. Capitalized terms used in this letter without definition have the same meanings given to them in the Proxy Statement unless otherwise indicated.

The responses provided herein are based upon information provided to Honigman LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via Federal Express four (4) copies of this letter.

Preliminary Proxy Statement on Schedule 14A

Proposal 1, page 8

1.	With reference to Note A of Schedule 14A, we note that Proposal 1 is a solicitation of your shareholders for the purpose of issuing shares pursuant to an Agreement and Plan of Merger with ANA Therapeutics, Inc. We further note your disclosure on page 5 concerning your belief that an understanding of the ANA Acquisition is necessary in order to make an informed voting decision with respect to the potential issuance of the securities in connection with Milestone Payments. Accordingly, please revise to provide all information that is required by Items 11, 13 and 14 of Schedule 14A, including

March 2, 2021 Page 2

financial statements for ANA Therapeutics and pro forma financial information for the combined company, as applicable. Refer, as applicable, to Item 14(e) of Schedule 14A concerning use of Incorporation by Reference.

Response:

In response to the Staff’s comment, and pursuant to Item 11 of Schedule 14A, the Company has revised the disclosure on pages 6 and 9 of Amendment No. 1 to the Proxy Statement to clarify the method of calculating the number of its common stock to be issued upon satisfaction of the milestones (the “Contingent Shares”). The Company respectfully notes that the actual number of Contingent Shares is not currently determinable since the number is dependent on the Company’s future share price. Additionally, the Company respectfully notes that pursuant to Item 11(b) of Schedule 14A, because the Contingent Shares are of the same class as the Company’s currently outstanding common stock, the information called for by Item 202 of Regulation S-K is not required other than as set forth in Item 11(b). The Company further notes the disclosure on page 16 of Amendment No. 1 incorporates by reference the information set forth in Item 13(a).

Inapplicability of Item 14

The Company respectfully advises the Staff that it does not believe that Item 14 of Schedule 14A is applicable, and that the information called for therein is not material to, and may potentially mislead, the Company’s stockholders in connection with their voting decision on Proposal 1.

Note A to Schedule 14A acknowledges that certain proposals to be acted upon by stockholders may involve the matters described by, and would therefore require the disclosure of information pursuant to, more than one item of Schedule 14A. Note A goes on to provide an example of such a circumstance “where a solicitation of security holders is for the purpose of approving the authorization of additional securities which are to be used to acquire another specified company, and the registrants’ security holders will not have a separate opportunity to vote upon the transaction, the solicitation to authorize the securities is also a solicitation with respect to the acquisition.” (emphasis added)

The Company respectfully submits to the Staff that the instruction in Note A is inapplicable to Proposal 1 because it does not involve a solicitation seeking stockholder approval of the authorization of additional securities which are to be used to acquire another company. Rather, Proposal 1 seeks stockholder approval in accordance with Nasdaq Listing Rule 5635(a) and 5635(b) for the issuance of Contingent Shares upon the satisfaction of future milestones to the extent the issuance of Contingent Shares would exceed 20% of the outstanding shares of the Company before the Acquisition (as defined below) or result in a change of control.

While the Company is asking its stockholders to approve the issuance of the Contingent Consideration, these additional shares to be issued, if ever, will not be used for the purpose of consummating the acquisition of ANA (the “Acquisition”) or any other assets or company. The Company respectfully notes that the Acquisition closed on December 31, 2020 and the closing was not contingent upon, or subject to, stockholder approval of the Contingent Shares.

March 2, 2021 Page 3

Under the Company’s organizational documents, Delaware law and the listing rules of Nasdaq, the Company and its board of directors had the authority, without stockholder approval, to consummate the Acquisition and issue the upfront consideration of 3,243,875 unregistered shares of the Company’s common stock. The stockholders’ right is, instead, to vote now on whether the Company may issue the Contingent Shares upon the achievement of the milestones. If the stockholders do not approve Proposal 1 then the Company will settle such contingent obligation in cash as provided for in the Agreement and Plan of Merger and Reorganization relating to the Acquisition without the need for any further action on the part of its stockholders.

Significance Analysis

The Company further respectfully submits that the financial statements of ANA are not required by Regulation S-X or material to an investor. The Company undertook the requisite analysis under Rule 8-04 of Regulation S-X and determined that the significance of the Acquisition did not exceed 20% under any of the investment test, the asset test or the income test set forth therein, as further described below.1

ANA was formed in March of 2020 and operated as a private company from commencement of operations at such time until its merger with and into the Company effective as of 1:00 pm on December 31, 2020. ANA was a development stage enterprise as its principal operations had commenced but it had not yet generated significant revenue as of the acquisition date and the acquired assets have yet to generate significant revenue. ANA’s expense structure has been similar after the acquisition as before the acquisition and many of the other factors indicating continuity of operations are present. The Company therefore believes that the acquisition of ANA is the acquisition of a “business” as such term is defined in Rule 11-01(d) of Regulation S-X and accordingly the significance analysis is required to determine whether certain financial statements of ANA will be required.

Rule 8-04 of Regulation S-X requires the Company to apply Rule 3-05 of Regulation S-X, substituting Rule 8-02 and Rule 8-03, as applicable, wherever Rule 3-05 references Rule 3-01 and Rule 210.3-02. Rule 3-05 of Regulation S-X requires a public company acquiror to disclose audited financial statements of an acquired business depending on quantitative tests that measure the significance of the transaction to the acquiror. Audited financial statements and pro forma historical financial statements of the acquiror that give effect to the acquisition as if it occurred at a prior date may be required when any of the three tests described below result in a significance level above 20%. The Company respectfully notes that unless any of the significance tests discussed below exceed 50%, financial statements of an acquired entity would not be required in a proxy statement with a mailing date that occurs during the 71-day grace period afforded by the instructions to Form 8-K. See Financial Reporting Manual (“FRM”) 2040.1.

1 The Company notes that it filed a Current Report on Form 8-K on January 6, 2021 (the “January 8-K”) reporting the acquisition of ANA under Item 2.01 – Completion of Acquisition or Disposition of Assets and undertook to provide certain financial statements under Item 9.01. At the time of the filing of the January 8-K, the Company’s significance analysis was still unsettled. The Company has concurrently amended the 8-K to remove the reference to Item 2.01 and the undertaking to provide certain financial statements under Item 9.01.

March 2, 2021 Page 4

The highest of the three percentages calculated from the following three significance tests determines whether audited and pro forma financial statements are required and for what periods:

•	Investment Test. The percentage calculated by dividing the acquiror’s investment in, and advances to, the acquired business[2] by the acquiror’s worldwide market value of voting and non-voting equity, averaged over the last five trading days of the acquiror’s most recently completed month ending prior to the earlier of the acquiror’s announcement date or agreement date of the acquisition or disposition;

•	Assets Test. The percentage calculated by dividing the total assets of the acquired business by the acquiror’s total assets (measured by the acquiror’s most recent audited financial statements); and

•	Income Test. The lower percentage calculated by either:

(i) dividing the income (or loss) from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the acquired business for the most recently completed fiscal year by the acquiror’s income (or loss) from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle (measured by the acquiror’s most recent audited financial statements, or in some cases, by the average of the income from the last five fiscal years); or

(ii) dividing the total revenue of the acquired business by the acquiror’s total consolidated revenues for the most recently completed fiscal year.

The alternative calculation in clause (ii) does not apply where, as here, both the Company and the target did not have material revenue in each of the two most recently completed fiscal years. Accordingly, only the calculation in clause (i) may be used.

The Company is accounting for the Acquisition as an asset acquisition pursuant to FASB Accounting Standards Codification (ASC) 805, because substantially all (greater than 90%) of the fair value of the assets acquired is concentrated in one class of assets – ANA’s intellectual property in ANA-001, a proprietary capsule formulation of Niclosamide for coronavirus indications. This accounting conclusion was supported by an independent third party valuation, performed at the Company’s request, which allocated 97% of the net assets acquired to ANA-

2 For purposes of the Investment Test, investments in the acquired business include the fair value of any contingent consideration, if the acquisition is accounted for as a business combination and the fair value is required to be recognized at fair value at the acquisition date under GAAP. If the acquisition is accounted for as an equity investment or an asset acquisition (e.g., if more than 90% of the assets acquired are one class of assets), all contingent consideration must be included except where the likelihood of payment is remote. See further discussion below.

March 2, 2021 Page 5

001.3 The Company has also determined that the likelihood of the Company paying out the contingent milestone payments is remote.

Utilizing this accounting treatment, the Company then applied the significance tests to the financial information made available to it by ANA which led to the following results.

Calculation of Significance Tests

•	Investment Test. The Company’s investment in ANA consists of the fair value of the shares issuable in accordance with the Agreement and Plan of Merger for the Merger plus any closing cash payable. The fair value of the common shares issued is $17,030,506 based on the Company’s Nasdaq closing price of $5.25 per share on December 31, 2020. The worldwide market value of the Company’s voting and non-voting equity, averaged over the last five trading days of November 2020 is calculated as $5.414 * 16,427,307 = $88,937,440. The percentage yielded is 19.15%.

•	Asset Test. The asset test is measured based on the acquired company’s and the registrant’s most recent annual financial statements.[4] However, ANA had no most recent annual financial statements, having commenced operations in March of 2020 and was acquired before the end of 2020. Applying this test strictly, the asset test produces a zero numerator and accordingly yields 0%.[5] ANA’s total assets at September 30, 2020 were reported to the Company by ANA as $2,890,166, and the Company’s total assets at its last fiscal year end of December 31, 2019 were $14,468,000. If this calculation were to apply, the percentage yielded would be 19.98%.

•	Income Test. Section 2025.5 of the FRM states that if the acquired company has been in business for less than one year, “do not annualize the historical statement of comprehensive income; measure significance using the audited historical statement of comprehensive income that complies with the age of financial statement requirements, regardless of the number of months it includes.” ANA’s total consolidated loss inception through September 30, 2020[6] was reported to the Company by ANA as $(3,213,975), and the Company’s loss before income taxes in the year ended December 31, 2019 was ($21,312,000). This results in a percentage of 15.1%.

3 Copies of the valuation report will be made available to the Staff upon request.

4 FRM 2015.2

5 We note that the FRM has no equivalent of Section 2025.5, referenced below, for the asset test of an entity that has been in business for less than one year.

6 The Company respectfully submits that assets as of September 30, 2020 and consolidated loss from inception through September 20, 2020 are the relevant measurement date and period as ANA did not complete the fourth quarter of 2020 as a result of the effective date and time of the Acquisition. See FRM 2045.9 regarding no need to update for incomplete interim periods.

March 2, 2021 Page 6

As a result of such analysis, the Company believes that the acquisition of ANA does not require the presentation of financial information pursuant to Rules 8-04 and 3-05 and Article 11 of Regulation S-X. In addition, the Company respectfully submits that the inclusion of any such financials may confuse an investor as to the significance of the Acquisition.

ANA’s Historical Financial Statements are not Material to Investors

In addition to the insignificance of the Acquisition under Regulation S-X, the Company respectfully submits that in any event, historical financial information of ANA and any pro forma financial presentation on a combined basis would be immaterial to investors.

Like many similar clinical-stage biotechnology companies, the Company’s investors are primarily concerned with the achievement of product development milestones rather than traditional balance sheet or income statement information, as neither the Company nor ANA produce meaningful revenues. In fact, the most frequent financial inquiries from investors relates to available cash for continued development expenses. ANA’s available cash was assumed by the Company effective at 1:00 pm on December 31, 2020 and all expenses incurred thereafter were incurred by the Company and will be reflected in future financial disclosures. As the available cash assumed is arguably material to investors, as well as ANA’s historical research and development expenses and net loss, the Company has updated its disclosures on page 9 of Amendment No. 1 to the Proxy Statement to disclose the $179,996 of ANA’s available cash assumed on December 31, 2020 and the research and development expenses of $2,597,651 and net loss of $3,213,975 incurred by ANA from its inception through September 30, 2020. Because ANA’s accounting records have never been audited or reviewed and because the Company believes that additional financial information regarding ANA is not material or significant to investors, the Company respectfully submits that it would be unreasonable and potentially misleading to require audited financial information of ANA to be included in the proxy statement or required to be filed as an amendment to the Form 8-K or any additional financial information to be provided in the proxy statement or as an amendment to the Form 8-K.

Inclusion of Item 14 Information may cause Stockholder confusion

Finally, the Company respectfully submits that the inclusion of information required by Item 14 of Schedule 14A may, in fact, be misleading to the Company’s stockholders by suggesting that the Company is asking for their vote, in part, to approve or disapprove of the Acquisition.

Item 14(a) of Schedule 14A, “Applicability,” lists the matters for which the subsequent Item 14(b) transaction information is to be provided. These matters are, exclusively, (1) a merger or consolidation; (2) an acquisition of securities of another person; (3) an acquisition of any other going business or the assets of a going business; (4) a sale or other transfer of all or any substantial part of assets; or (5) a liquidation or dissolution. At the Company’s proposed stockholder meeting, no action is to be taken with respect of any such matter. The inclusion of the information set forth in Item 14, if included in the Proxy Statement, may in fact cause confusion regarding the nature of Proposal 1 and mislead stockholders into believing that by voting against Proposal 1 they are voting against the consummation of the Acquisition. We call

March 2, 2021 Page 7

your attention to the fact that the Proxy Statement already includes disclosure to the effect that the Acquisition has been fully consummated.

In light of the foregoing, the Company respectfully submits that the information required by Item 14 of Schedule 14A is inapplicable to the decision to be made by the Company’s stockholders with respect to Proposal 1.

2.	Please revise and, if applicable, update your disclosure concerning the merger consideration. In this regard, please disclose the relative valuations attributed to the two companies and clarify the equity stake that former ANA holders would hold in the combined company if all merger consideration were paid out to them. Also disclose the fair market value of the Milestone Payments and Royalty Payments and all other material information concerning the Contingent Consideration. With respect to the Royalty Payments, disclose the milestone payments or tell us why you believe that the actual percentages are not material to the voting decision.

Response:

In response to the Staff’s comment, and pursuant to Item 11 of Schedule 14A, the Company has revised the disclosure on pages 6 and 9 of Amendment No. 1 to the Proxy Statement to (i) disclose the relative valuations attributed to the two companies, (ii) disclose the Company’s initial estimate of the fair market value of the Contingent Consideration, and (iii) disclose the actual percentages with respect to the Royalty Payments.

The Company respectfully advises the Staff that the equity stake that former ANA holders would hold in the combined company if all merger consideration were paid out to them is incalculable as the actual number of Contingent Shares is not currently determinable since the number is dependent on the Company’s future share price. Moreover, the total number of shares outstanding prior to such time, if any, that the Contingent Consideration is earned is likely to differ significantly from the number of shares currently outstanding. Since the closing of the ANA Acquisition in December of 2020, the Company has issued an additional 2,500,000 shares of common stock and 2,500,000 warrants to purchase shares of common stock to accredited investors in a private offering. Consistent with other early stage life science companies in its industry, the Company expects to issue significantly more equity in the future as it undertakes additional financings. Accordingly, an estimate of the equity stake that former ANA holders would hold in the combined company if and when all merger consideration were paid out is equally likely to be significantly overstated as it could be significantly understated. For these reasons, the Company respectfully submits that this disclosure could be misleading to investors.

March 2, 2021 Page 8

If you have any questions or comments regarding this letter, please call Phillip D. Torrence at (269) 337-7702 or Jeff Kuras at (313) 465-7446.

Very truly yours,

/s/ Jeffrey H. Kuras

c:	Dr. Richard Kang, PhD.
President and CEO
NeuroBo Pharmaceuticals, Inc.